Schedule A

Navajo Transitional Energy Company, LLC
Directors and Executive Officers

Name	Present Principal Occupation	Citizenship
Timothy H. McLaughlin	Chairman of the Management Committee	United States of America
Peter Denetclaw, Jr.	Vice Chairman of the Management Committee	United States of America
Aaron Rosetta	Member of the Management Committee	United States of America
Lionel Haskie	Member of the Management Committee	United States of America
Dr. Peter Jenkins	Member of the Management Committee	United States of America
Christopher Talker	Member of the Management Committee	United States of America
Affie Ellis	Member of the Management Committee	United States of America
LaVern K. Lund	Chief Executive Officer	United States of America
Rick Ziegler	Chief Operating Officer	United States of America

Bernard Masters	General Counsel	United States of America
Michael Hofer	Chief Financial Officer	Austria
Matthew Babcock	Chief Commercial Officer	United States of America